SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               JOINT SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 FOILMARK, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of class of securities)

                                    344185103
                                    ---------
                                 (CUSIP number)

                                December 31, 2000
                     -------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)

         [   ]  Rule 13d-1(c)

         [ X ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Person: Frank J. Olsen, Jr.

(2) Check the Appropriate box if a Member of a Group (See Instructions)

             (a)   [ ]

             (b)   [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 554,129 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 554,129 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 554,129 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11) Percent of Class Represented by Amount in Row 9:  6.78% (1)

(12) Type of Reporting Person (See Instructions): IN

---------------------------------

(1) Includes (i) 125,666 shares of Common Stock of Foilmark issuable upon the exercise of options and (ii) 222,724 shares of common stock deemed beneficially owned in Mr. Olsen's capacity as executor of the Estate of Frank J. Olsen.

(1)  Name of Reporting Person: Martin A. Olsen

(2)  Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)  SEC Use Only


(4)  Citizenship or Place of Organization: United States


(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 433,421

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 433,421

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 433,421

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11) Percent of Class Represented by Amount in Row 9:  5.38% (2)

(12) Type of Reporting Person (See Instructions): IN

----------------------------------
(2) Includes 11,000 shares held by Mr. Olsen's wife as to which he disclaims beneficiary ownership.

(1)  Name of Reporting Person: Edward Sullivan

(2)  Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)  SEC Use Only


(4)  Citizenship or Place of Organization: United States


(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 165,847 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 165,847 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 165,847 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  2.06% (3)

(12)  Type of Reporting Person (See Instructions): IN

----------------------------------
(3) Includes 12,000 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Michael Bertuch

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)    [ ]

         (b)    [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 7,500 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 7,500 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 7,500 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  .09% (4)

(12)  Type of Reporting Person (See Instructions): IN


----------------------------------
(4) Includes 7,500 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Thomas R. Schwarz

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 7,500 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 7,500 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 7,500 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  .09% (5)

(12)  Type of Reporting Person (See Instructions): IN


--------------------------------
(5) Includes 7,500 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Carol J. Robie

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)    [ ]

         (b)    [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 216,680 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 216,680 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 216,680 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  2.68% (6)

(12)  Type of Reporting Person (See Instructions): IN


--------------------------------
(6) Includes 19,900 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Kenneth Harris

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 131,022

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 131,022

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 131,022

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  1.63%

(12)  Type of Reporting Person (See Instructions): IN

(1)   Name of Reporting Person: Michael Foster

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)     [ ]

         (b)     [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 12,500 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 12,500 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  .16% (7)

(12)  Type of Reporting Person (See Instructions): IN


------------------------------------
(7) Includes 7,500 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Robert J. Simon

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 1,699,076 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 1,699,076 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,699,076 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  21.05% (8)

(12)  Type of Reporting Person (See Instructions): IN


-----------------------------
(8) Includes (i) the shares of Common Stock owned of record by Bradford Venture Partners as to which Mr. Simon may be deemed to have beneficial ownership due to voting and dispositive power over these shares of Common Stock; (ii) 20,820 shares issuable upon exercise of options which are presently or will be exercisable within 60 days; and (iii) the shares of Common Stock owned of record by Overseas Private Investor Partners, as to which Mr. Simon may be deemed to have beneficial ownership due to having voting power over such shares of Common Stock. Mr. Simon serves as Chairman of the Board of Directors of the corporation that acts as the managing partner of Overseas Private Investor Partners. Bradford Associates holds a 1% partnership interest in Overseas Private Investor Partners, which may increase upon the satisfaction of certain contingencies related to the overall performance of Overseas Private Investor Partners' investment portfolio, and also acts as an investment adviser for Overseas Private Investor Partners. Robert J. Simon disclaims beneficial ownership of the 835,925 shares of common stock owned by each of Bradford Venture Partners, L.P. and Overseas Private Investor Partners.

(1)   Name of Reporting Person: James L. Rooney

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 108,998 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 108,998 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 108,998 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  1.34% (9)

(12)  Type of Reporting Person (See Instructions): IN


-----------------------------
(9) Includes 81,501 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Brian Kelly

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 16,380 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 16,380 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 16,380 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  .20% (10)

(12)  Type of Reporting Person (See Instructions): IN


------------------------------
(10) Includes 16,380 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Harvey S. Share

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 9,720 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 9,720 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,720 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  .12% (11)

(12)  Type of Reporting Person (See Instructions): IN


--------------------------------
(11) Includes 9,720 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Michael S. Mathews

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)     [ ]

         (b)     [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 27,346 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 27,346 (includes shares beneficially acquirable within 60 days through the exercise of stock options)

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 27,346 (Assumes exercise of all options exercisable within 60 days)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  .34% (12)

(12)  Type of Reporting Person (See Instructions): IN


-----------------------------
(12) Includes 20,820 shares issuable upon exercise of options which are presently or will become exercisable within 60 days.

(1)   Name of Reporting Person: Bradford Venture Partners, L.P.

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization: United States

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 835,925

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 835,925

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 835,925

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  10.38% (13)

(12)  Type of Reporting Person (See Instructions): PN


-------------------------------
(13) Includes the shares of Common Stock owned of record by Bradford Venture Partners as to which Mr. Simon may be deemed to have beneficial ownership due to his having voting and dispositive power over these shares of Common Stock.

(1)   Name of Reporting Person: Overseas Private Investor Partners

(2)   Check the Appropriate box if a Member of a Group (See Instructions)

         (a)   [ ]

         (b)   [ ]


(3)   SEC Use Only

(4)   Citizenship or Place of Organization:  Bermuda

(5) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power: 835,925

(6) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power: 0

(7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power: 835,925

(8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power: 0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 835,925

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

(11)  Percent of Class Represented by Amount in Row 9:  10.38% (14)

(12)  Type of Reporting Person (See Instructions): PN


-----------------------------
(14) Includes the shares of Common Stock owned of record by Overseas Private Investor Partners, as to which Mr. Simon may be deemed to have beneficial ownership due to having voting power over such shares of Common Stock. Mr. Simon serves as Chairman of the Board of Directors of the corporation that acts as the managing partner of Overseas Private Investor Partners. Bradford Associates holds a 1% partnership interest in Overseas Private Investor Partners, which may increase upon the satisfaction of certain contingencies related to the overall performance of Overseas Private Investor Partners' investment portfolio, and also acts as an investment advisor for Overseas Private Investor Partners.

 Item 1.
 -------
         (a) Name of Issuer.
             ---------------
              Foilmark, Inc.

         (b) Address of Issuer's Principal Executive Offices.
             ------------------------------------------------
              5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.

Item 2.  This Joint Schedule 13G is filed jointly by the following persons:
------
         (a) Name of Persons Filing.
             -----------------------

          (i)    Frank J. Olsen, Jr.   (ix)   Robert J. Simon
          (ii)   Martin A. Olsen       (x)    James L. Rooney
          (iii)  Edward Sullivan       (xi)   Brian Kelly
          (iv)   Michael Bertuch       (xii)  Harvey S. Share
          (v)    Thomas R. Schwarz     (xiii) Michael S. Mathews
          (vi)   Carol J. Robie        (xiv)  Bradford Venture Partners, L.P.
          (vii)  Kenneth Harris        (xv)   Overseas Private Investor Partners
          (viii) Michael Foster

         (b) Address of Principal Business Office, or if none, Residence.
             ------------------------------------------------------------

          (i)   5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (ii)  3299 Old Barn Road East, Ponte Vedra Beach, Florida 32082.
          (iii) 5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (iv)  5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (v)   5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (vi)  5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (vii) 5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (viii)5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (ix)  One Rockefeller Center, New York, NY  10020.
          (x)   5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (xi)  5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (xii) 5 Malcolm Hoyt Drive, Newburyport, Massachusetts 01950.
          (xiii)Westgate Capital Co., 65 East 55th Street, Suite 3502, New York, NY 10022.
          (xiv) 44 Nassau Street, Princeton, NJ  08542.
          (xv)  Clarendon House, Church Street, Hamilton 5-31, Bermuda.

         (c)  Citizenship.
              ------------
              United States (except for Overseas Private Investor Partners, a Bermuda partnership).

         (d)  Title of Class of Securities.
              -----------------------------
              Common Stock, $.01 Par Value ("Common Stock").

         (e)  CUSIP Number.
              -------------
              344185103.

Item 3.
------
         Not applicable.

Item 4.  Ownership.
------   ----------

(a)      Amount Beneficially Owned.
         --------------------------

              The persons jointly filing this Schedule 13G beneficially own 3,390,119 shares of Common Stock. In addition, the Voting Agreement includes certain shares owned by Leonard Mintz, formerly a director of the Company.

(b)      Percent of Class.
         -----------------
              The shares of Common Stock beneficially owned by all persons jointly filing this Schedule 13G represent 42% of the Issuer's outstanding Common Stock.

(c)      Number of shares as to which the persons have:
         ----------------------------------------------
          (i) sole power to vote or to direct the vote: 3,390,119

          (ii) shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 3,390,119

          (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.
------   ---------------------------------------------
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
------   -----------------------------------------------------------------
         Not applicable.

Item 7.  Identification  and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
--------------------------------------------------------------------------------
         Not applicable.


Item 8.  Identification and Classification of Members of the Group.
------   ----------------------------------------------------------
         See the Voting Agreement regarding identification of each party to the Voting Agreement. The Joint Filers are Directors and/or stockholders of the Issuer and each is a party to the Voting Agreement. The Voting Agreement obligates each party thereto to vote his or its respective shares for the election of certain persons as directors of the Issuer. A copy of the Voting Agreement is filed as Exhibit 10.1 to Foilmark's Current Report on Form 8-K dated April 23, 1999 and is incorporated herein by reference.

Item 9. Notice of Dissolution of Group.
------  -------------------------------
        Not applicable.

Item 10. Certification.
-------  --------------
         Not applicable.

         After reasonable inquiry and to the best of their respective knowledge and belief, each Joint Filer certifies that the information set forth in this statement is true, complete and correct.

         IN WITNESS WHEREOF, the undersigned have set their hands on the date written.


Date:  February 14, 2001

         *                                                 *
---------------------------              --------------------------
Frank J. Olsen, Jr.                      Carol J. Robie

         *                                        *
---------------------------              --------------------------
Martin A. Olsen                          Kenneth Harris

         *                                        *
---------------------------              --------------------------
Edward Sullivan                          Robert J. Simon

Bradford Venture Partners, L.P.          Overseas Private Investor Partners
By:  Bradford Associates,                By: Overseas Private Investors, Ltd.,
Its General Partner                      Its General Partner
By:               *                      By:               *
     -----------------------                -------------------------
     Robert J. Simon                        Robert J. Simon

         *                                        *
---------------------------              --------------------------
Michael Foster                           Michael S. Matthews

         *                                        *
---------------------------              --------------------------
James L. Rooney                          Michael Bertuch

         *                                        *
---------------------------              --------------------------
Brian Kelly                              Thomas R. Schwarz

         *                               *By:/s/Philip Leibel
---------------------------                  ------------------------
Harvey S. Share                                 Philip Leibel
                                                Attorney-in-Fact